CUSIP No. 949759104                                           Page 1 of 14 Pages


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                                (Amendment No. )


                              WELLS FINANCIAL CORP.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)


                                    949759104
                                 (CUSIP Number)

                                Mr. Timothy Hearn
                              Dorsey & Whitney LLP
                             220 South Sixth Street
                              Minneapolis, MN 55402
                                 (612) 340-2600
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  June 29, 2000
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

CUSIP No. 949759104                                           Page 2 of 14 Pages


1        Name of Reporting Person
         S.S. or I.R.S. Identification Number of Above Person (optional)
                  John M. Morrison

2        Check The Appropriate Box If a Member of a Group          (a)[X]
                                                                   (b)[ ]

3        SEC Use Only

4        Source of Funds: PF

5        Check Box if Disclosure of Legal Proceedings is Required
         Pursuant to Items 2(d) or 2(e)                               [ ]

6        Citizenship or Place of Organization
                  United States

                           7        Sole Voting Power
                                    51,810 shares
Number of
Shares                     8        Shared Voting Power
Beneficially                        0 shares
Owned By
Each Reporting             9        Sole Dispositive Power
Person With                         51,810 shares

                           10       Shared Dispositive Power
                                    0 shares

11       Aggregate Amount Beneficially Owned by Each Reporting Person
                  51,810 shares

12       Check Box If The Aggregate Amount in Row (11) Excludes
         Certain Shares                                               [ ]

13       Percent of Class Represented By Amount in Row (11)
                  3.9%

14       Type of Reporting Person
                  IN

CUSIP No. 949759104                                           Page 3 of 14 Pages


1        Name of Reporting Person
         S.S. or I.R.S. Identification Number of Above Person (optional)
                  Kurt R. Weise

2        Check The Appropriate Box If a Member of a Group          (a)[X]
                                                                   (b)[ ]

3        SEC Use Only

4        Source of Funds: PF

5        Check Box if Disclosure of Legal Proceedings is Required
         Pursuant to Items 2(d) or 2(e)                               [ ]

6        Citizenship or Place of Organization
                  United States

                           7        Sole Voting Power
                                    500 shares
Number of
Shares                     8        Shared Voting Power
Beneficially                        0 shares
Owned By
Each Reporting             9        Sole Dispositive Power
Person With                         500 shares

                           10       Shared Dispositive Power
                                    0 shares

11       Aggregate Amount Beneficially Owned by Each Reporting Person
                  500 shares

12       Check Box If The Aggregate Amount in Row (11) Excludes
         Certain Shares                                               [ ]

13       Percent of Class Represented By Amount in Row (11)
                  .1%

14       Type of Reporting Person
                  IN

CUSIP No. 949759104                                           Page 4 of 14 Pages


1        Name of Reporting Person
         S.S. or I.R.S. Identification Number of Above Person (optional)
                  PL Capital, LLC

2        Check The Appropriate Box If a Member of a Group          (a)[X]
                                                                   (b)[ ]

3        SEC Use Only

4        Source of Funds: WC, OO

5        Check Box if Disclosure of Legal Proceedings is Required
         Pursuant to Items 2(d) or 2(e)                               [ ]

6        Citizenship or Place of Organization
                  Delaware

                           7        Sole Voting Power
                                    29,090 shares
Number of
Shares                     8        Shared Voting Power
Beneficially                        23,220 shares
Owned By
Each Reporting             9        Sole Dispositive Power
Person With                         29,090 shares

                           10       Shared Dispositive Power
                                    23,220 shares

11       Aggregate Amount Beneficially Owned by Each Reporting Person
                  52,310 shares

12       Check Box If The Aggregate Amount in Row (11) Excludes
         Certain Shares                                               [ ]

13       Percent of Class Represented By Amount in Row (11)
                  3.9%

14       Type of Reporting Person
                  PN

CUSIP No. 949759104                                           Page 5 of 14 Pages


1        Name of Reporting Person
         S.S. or I.R.S. Identification Number of Above Person (optional)
                  Financial Edge Fund, LP

2        Check The Appropriate Box If a Member of a Group          (a)[X]
                                                                   (b)[ ]

3        SEC Use Only

4        Source of Funds: WC, OO

5        Check Box if Disclosure of Legal Proceedings is Required
         Pursuant to Items 2(d) or 2(e)                               [ ]

6        Citizenship or Place of Organization
                  Delaware

                           7        Sole Voting Power
                                    0 shares
Number of
Shares                     8        Shared Voting Power
Beneficially                        15,220 shares
Owned By
Each Reporting             9        Sole Dispositive Power
Person With                         0 shares

                           10       Shared Dispositive Power
                                    15,220 shares

11       Aggregate Amount Beneficially Owned by Each Reporting Person
                  15,220 shares

12       Check Box If The Aggregate Amount in Row (11) Excludes
         Certain Shares                                               [ ]

13       Percent of Class Represented By Amount in Row (11)
                  1.1%

14       Type of Reporting Person
                  PN

CUSIP No. 949759104                                           Page 6 of 14 Pages


1        Name of Reporting Person
         S.S. or I.R.S. Identification Number of Above Person (optional)
                  Financial Edge-Strategic Fund, LP

2        Check The Appropriate Box If a Member of a Group          (a)[X]
                                                                   (b)[ ]

3        SEC Use Only

4        Source of Funds: WC, OO

5        Check Box if Disclosure of Legal Proceedings is Required
         Pursuant to Items 2(d) or 2(e)                               [ ]

6        Citizenship or Place of Organization
                  Delaware

                           7        Sole Voting Power
                                    0 shares
Number of
Shares                     8        Shared Voting Power
Beneficially                        8,000 shares
Owned By
Each Reporting             9        Sole Dispositive Power
Person With                         0 shares

                           10       Shared Dispositive Power
                                    8,000 shares

11       Aggregate Amount Beneficially Owned by Each Reporting Person
                  8,000 shares

12       Check Box If The Aggregate Amount in Row (11) Excludes
         Certain Shares                                               [ ]

13       Percent of Class Represented By Amount in Row (11)
                  .6%

14       Type of Reporting Person
                  PN

CUSIP No. 949759104                                           Page 7 of 14 Pages


ITEM 1. SECURITY AND ISSUER

                  This Schedule 13D is being filed jointly by John M. Morrison; Kurt R. Weise; Financial Edge Fund, L.P., a Delaware limited partnership ("Financial Edge Fund"); Financial Edge-Strategic Fund, LP, a Delaware limited partnership ("Financial Edge Strategic"); and PL Capital, LLC, a Delaware limited liability company and General Partner of Financial Edge Fund and Financial Edge Strategic ("PL Capital"); All of the filers of this Schedule 13D are collectively the "Group."

                  This Schedule 13D relates to the common stock ("Common Stock") of Wells Financial Corp. (the "Company" or the "Issuer"). The address of the principal executive offices of the Company is 53 First Street SW, Wells, Minnesota 56097. The joint filing agreement of the members of the Group is attached as Exhibit 1.

ITEM 2.  IDENTITY AND BACKGROUND

         (a)-(c) This statement is filed by (1) Mr. John M. Morrison, an individual, with respect to the shares of Common Stock beneficially owned by Mr. Morrison; (2) Mr. Kurt R. Weise, an individual, with respect to the shares of Common Stock beneficially owned by Mr. Weise, (3) PL Capital, with respect to shares held in its name as well as shares of Common Stock held in the name of Financial Edge Fund and Financial Edge Strategic, in PL Capital's capacity as General Partner of those entities; the managing members and owners of PL Capital are John Palmer and Richard Lashley; (4) Financial Edge Fund, with respect to shares of Common Stock held by Financial Edge Fund; and (5) Financial Edge Strategic, with respect to shares of Common Stock held by Financial Edge Strategic.

         The business address of Mr. Morrison and Mr. Weise is c/o Central Financial Services, The Colonnade, 5500 Wayzata Blvd., Suite 145, Golden Valley, MN 55416.. Mr. Morrison, a Florida resident, resides at 3093 Fort Charles Drive, Naples, Florida. Mr. Morrison is principally engaged in the ownership and management of various investments and entities, the majority of which are concentrated in the banking and financial services sector. Mr. Weise is principally engaged in the administration and management of Mr. Morrison's holdings.

         The business address of PL Capital, Financial Edge Fund, Financial Edge Strategic, Mr. Palmer and Mr. Lashley is 2015 Spring Road, Suite 290, Oak Brook, Illinois 60523. PL Capital, Mr. Palmer and Mr. Lashley are principally engaged in providing investment banking and investment management services.

         (d) During the past five years, no member of the Group has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the past five years, no member of the Group (a) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or

CUSIP No. 949759104                                           Page 8 of 14 Pages


prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

         (f) All of the individuals who are members of the Group are citizens of the United States.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

                  The aggregate of Common Stock held by the Group is 104,620 shares, acquired at an aggregate cost of $1,256,331.

                  The amount of funds expended to date by Mr. Morrison to acquire the 51,810 shares of Common Stock he holds in his name is $622,513. Such funds were provided from Mr. Morrison's personal funds and, from time to time, in part by margin account loans from subsidiaries of U.S. Bancorp/Piper Jaffray, extended in the ordinary course of business.

                  The amount of funds expended to date by Mr. Weise to acquire the 500 shares of Common Stock he holds in his name is $5,653. Such funds were provided from Mr. Weise's personal funds.

                  The amount of funds expended to date by PL Capital to acquire the 29,090 shares of Common Stock held in its name is $364,697. Such funds were provided from PL Capital's working capital and, from time to time, in part by margin account loans from subsidiaries of McDonald Investments, extended in the ordinary course of business.

                  The amount of funds expended to date by Financial Edge Fund to acquire the 15,220 shares of Common Stock it holds in its name is $173,228. Such funds were provided in part from Financial Edge Fund's available capital and, from time to time, in part by margin account loans from subsidiaries of The Bear Stearns Companies, Inc. ("Bear Stearns"), extended in the ordinary course of business.

                  The amount of funds expended to date by Financial Edge Strategic to acquire the 8,000 shares of Common Stock it holds in its name is $90,240. Such funds were provided in part from Financial Edge Strategic's available capital and, from time to time, in part by margin account loans from subsidiaries of Donaldson, Lufkin & Jenrette Securities Corporation ("DLJ"), extended in the ordinary course of business.

                  All purchases of Common Stock made by members of the Group using funds borrowed from Bear Stearns, DLJ, McDonald Investments, and US Bancorp/Piper Jaffray, if any, were made in margin transactions on those firms' usual terms and conditions. All or part of the shares of Common Stock owned by members of the Group may from time to time be pledged with one or more banking institutions or brokerage firms as collateral for loans made by such entities to members of the Group. Such loans generally bear interest at a rate based upon the broker's call rate from time to time in effect. Such indebtedness, if any, may be refinanced with other banks or broker-dealers.

CUSIP No. 949759104                                           Page 9 of 14 Pages


ITEM 4. PURPOSE OF TRANSACTION

                  The Group acquired shares of Common Stock because the Group believes the Company's shares are undervalued. The Group also believes the Company's recent stock repurchase programs have been beneficial. The Group plans to encourage management of the Company to continue such stock repurchase programs as long as the Company has an opportunity to acquire Common Stock at a discount to book value. The Group believes such stock repurchases will significantly increase the Company's earnings, book value and franchise value per share. Members of the Group plan to meet with management of the Company to explore whether there are areas of beneficial mutual interest between members of the Group (and affiliates thereof) and the Company, including mutually beneficial merger, acquisition and capital management opportunities. The Group may also actively assert its rights as a shareholder, which could include contacting other shareholders, contacting potential acquirers of the Company, seeking representation on the Company's Board of Directors and seeking to influence the policies of the Company as deemed necessary to maximize shareholder value.

                  Members of the Group may make further purchases of shares of Common Stock in the open market. Members of the Group may also dispose of any or all the shares of Common Stock held by them, at any time, although there is no current intention to do so. Except as noted in this Schedule 13D, no member of the Group has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (b) through (j), inclusive, of Item (4) of
Schedule 13D. Members of the Group may, at any time and from time to time, review or reconsider their positions and formulate plans or proposals with respect thereto.

ITEM 5. INTEREST IN SECURITIES OF THE COMPANY

                  The percentages used in this Schedule 13D are calculated based upon the number of outstanding shares of Common Stock, 1,331,057, reported as the number of outstanding shares as of May 1, 2000, on a Form 10-Q dated May 5, 2000. Except as noted below, all purchases and sales of Common Stock reported herein were made in open market transactions on the Nasdaq National Market System.

(A)      Mr. John M. Morrison

         (a)      Aggregate number of shares beneficially owned:  51,810
                  Percentage:  3.9%

         (b)      1. Sole power to vote or to direct vote: 51,810
                  2. Shared power to vote or to direct vote: 0
                  3. Sole power to dispose or to direct the disposition: 51,810
                  4. Shared power to dispose or to direct disposition: 0

         (c) Mr. Morrison made the following purchases of Common Stock in the last 60 days:

------------------------------- ---------------------------- ---------------------------- ----------------------------
             DATE                    NUMBER OF SHARES            PRICE PER SHARE ($)            TOTAL COST ($)
------------------------------- ---------------------------- ---------------------------- ----------------------------
           6/22/00                          300                         11.40                              3,420
------------------------------- ---------------------------- ---------------------------- ----------------------------
           6/23/00                         5,000                        11.60                             58,000
------------------------------- ---------------------------- ---------------------------- ----------------------------

CUSIP No. 949759104                                          Page 10 of 14 Pages


------------------------------- ---------------------------- ---------------------------- ----------------------------
           6/23/00                         3,000                        11.35                             34,050
------------------------------- ---------------------------- ---------------------------- ----------------------------
           6/23/00                         1,600                        11.41                             18,260
------------------------------- ---------------------------- ---------------------------- ----------------------------
           6/27/00                         1,000                        11.61                             11,605
------------------------------- ---------------------------- ---------------------------- ----------------------------
           7/6/00*                        40,910                        12.15                            497,178
------------------------------- ---------------------------- ---------------------------- ----------------------------

*On 7/6/00 Mr. Morrison purchased 40,910 shares of Common Stock from PL Capital.


(B)      Mr. Kurt R. Weise

         (a)      Aggregate number of shares beneficially owned:  500
                  Percentage:  0.1%

         (b)      1. Sole power to vote or to direct vote: 500
                  2. Shared power to vote or to direct vote: 0
                  3. Sole power to dispose or to direct the disposition: 500
                  4. Shared power to dispose or to direct disposition: 0

         (c) Mr. Weise made the following purchases of Common Stock in the last 60 days:

------------------------------- ---------------------------- ---------------------------- ----------------------------
             DATE                    NUMBER OF SHARES            PRICE PER SHARE ($)            TOTAL COST ($)
------------------------------- ---------------------------- ---------------------------- ----------------------------
           6/21/00                          500                         11.31                              5,653
------------------------------- ---------------------------- ---------------------------- ----------------------------

(C)      PL Capital

         (a)      Aggregate number of shares beneficially owned:  52,310
                  Percentage:  3.9%

         (b)      1. Sole power to vote or to direct vote: 29,090
                  2. Shared power to vote or to direct vote: 23,220
                  3. Sole power to dispose or to direct the disposition: 29,090
                  4. Shared power to dispose or to direct disposition: 23,220

         (c) PL Capital made the following purchases and sales of Common Stock in the last 60 days:

------------------------------- ---------------------------- ---------------------------- ----------------------------
             DATE                    NUMBER OF SHARES            PRICE PER SHARE ($)            TOTAL COST ($)
------------------------------- ---------------------------- ---------------------------- ----------------------------
           6/29/00                        70,000                        12.31                            861,875
------------------------------- ---------------------------- ---------------------------- ----------------------------
           7/6/00*                       (40,910)                       12.15                           (497,178)
------------------------------- ---------------------------- ---------------------------- ----------------------------

* On 7/6/00 PL Capital sold 40,910 shares of Common Stock to Mr. Morrison.

(D)      Financial Edge Fund

         (a)      Aggregate number of shares beneficially owned:  15,220
                  Percentage:  1.1%

CUSIP No. 949759104                                          Page 11 of 14 Pages


         (b)      1. Sole power to vote or to direct vote: 0
                  2. Shared power to vote or to direct vote: 15,220
                  3. Sole power to dispose or to direct the disposition: 0
                  4. Shared power to dispose or to direct disposition: 15,220

         (c) Financial Edge Fund made the following purchases of Common Stock in the last 60 days:

------------------------------- ---------------------------- ---------------------------- ----------------------------
             DATE                    NUMBER OF SHARES            PRICE PER SHARE ($)            TOTAL COST ($)
------------------------------- ---------------------------- ---------------------------- ----------------------------
           6/14/00*                        2,000                        11.28                             22,563
------------------------------- ---------------------------- ---------------------------- ----------------------------
           6/15/00                         4,600                        11.16                             51,330
------------------------------- ---------------------------- ---------------------------- ----------------------------
           6/16/00                         1,120                        11.13                             12,471
------------------------------- ---------------------------- ---------------------------- ----------------------------
           6/16/00                         5,500                        11.33                             62,340
------------------------------- ---------------------------- ---------------------------- ----------------------------
           6/30/00                         2,000                        12.26                             24,525
------------------------------- ---------------------------- ---------------------------- ----------------------------

(E)      Financial Edge Strategic

         (a)      Aggregate number of shares beneficially owned:  8,000
                  Percentage:  0.6%

         (b)      1. Sole power to vote or to direct vote: 0
                  2. Shared power to vote or to direct vote: 8,000
                  3. Sole power to dispose or to direct the disposition: 0
                  4. Shared power to dispose or to direct disposition: 8,000

         (c) Financial Edge Strategic made the following purchases of Common Stock in the last 60 days:

------------------------------- ---------------------------- ---------------------------- ----------------------------
             DATE                    NUMBER OF SHARES            PRICE PER SHARE ($)            TOTAL COST ($)
------------------------------- ---------------------------- ---------------------------- ----------------------------
           6/16/00                         8,000                        11.28                             90,240
------------------------------- ---------------------------- ---------------------------- ----------------------------

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE COMPANY.

                  The persons named in Item 2 have agreed informally to act in concert with respect to the securities of the Company. This agreement may be terminated at any time by any or all of the members of the Group.

                  Other than the Joint Filing Agreement filed as Exhibit 1 to this filing, there are no written contracts, arrangements, understandings or relationships among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finders' fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or losses, or the giving or withholding of proxies, except for sharing of profits, as

CUSIP No. 949759104                                          Page 12 of 14 Pages


described below. With respect to shares of Common stock held by the Financial Edge Fund and Financial Edge Strategic, PL Capital is entitled to (1) an allocation of a portion of profits, if any, and (2) a management fee based upon a percentage of total capital.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
        No.      Description
        ---      -----------
         1       Joint Filing Agreement.

CUSIP No. 949759104                                          Page 13 of 14 Pages


                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  July 7, 2000

                                     By:  /s/ John Morrison
                                          John Morrison


                                     By:  /s/ Kurt Weise
                                          Kurt Weise



                                     FINANCIAL EDGE STRATEGIC FUND, L.P.

                                     By:  PL CAPITAL, LLC
                                          General Partner

                                     By:  /s/ John Palmer    /s/ Richard Lashley
                                          John Palmer        Richard Lashley
                                          Managing Member    Managing Member



                                     FINANCIAL EDGE FUND, L.P.

                                     By:  PL CAPITAL, LLC
                                          General Partner

                                     By:  /s/ John Palmer    /s/ Richard Lashley
                                          John Palmer        Richard Lashley
                                          Managing Member    Managing Member



                                     PL CAPITAL, LLC

                                     By:  /s/ John Palmer    /s/ Richard Lashley
                                          John Palmer        Richard Lashley
                                          Managing Member    Managing Member